UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1. Name and address of issuer:

  JPMorgan Trust II
  270 Park Avenue
  New York, NY 10017

2. The name of each series or class of funds for which this Form is filed (If the Form is being filed for all series and classes of securities of the issuer, check the box but do not list series or classes):   [ ]

  JPMorgan Equity Income Fund
  JPMorgan Equity Index Fund
  JPMorgan Intrepid Mid Cap Fund
  JPMorgan Investor Balanced Fund
  JPMorgan Investor Conservative Growth Fund
  JPMorgan Investor Growth & Income Fund
  JPMorgan Investor Growth Fund
  JPMorgan Large Cap Growth Fund
  JPMorgan Large Cap Value Fund
  JPMorgan Market Expansion Enhanced Index Fund
  JPMorgan Mid Cap Growth Fund
  JPMorgan Multi-Cap Market Neutral Fund
  JPMorgan Small Cap Growth Fund
  JPMorgan Small Cap Value Fund

| 3. | Investment Company Act File Number: | 811-4236 |
| | Securities Act File Number: | 2-95973 |

4(a). Last day of the fiscal year for which this notice is filed:

June 30, 2013

4(b). [ ] Check box if this Form is being filed late (i.e., more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the form is being filed late, Interest must be paid on the registration fee due.

4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

5. Calculation of registration fee:

(i) Aggregate sale price of securities sold during the fiscal
year pursuant to section 24(f): $14,228,711,603

(ii) Aggregate price of securities redeemed or repurchased
during the fiscal year: $8,306,451,000

(iii) Aggregate price of securities redeemed or repurchased
during any prior fiscal year ending no earlier than
October 11, 1995 that were not previously used to reduce
registration fees payable to the Commission. $0

(iv) Total available redemption credits [Add items 5(ii) and 5(iii)]: - $8,306,451,000

(v) Net Sales - If item 5(i) is greater than item 5(iv)
[subtract Item 5(iv) from Item 5(i)] $5,922,260,603

(vi) Redemption credits available for use in future years - if
Item 5(i) is less than Item 5 (iv) [subtract Item 5(iv) from
Item 5(i)]: $0

(vii) Multiplier for determining registration fee (See Instruction C.9): 0.0001364

(viii) Registration fee due [multiply Item 5(v) by Item 5(vii)]: = $807,796.35
(enter "0" if no fee is due):

6. Prepaid shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered
under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997,
then report the amount of securities (number of shares or other units) deducted here: _____0_____ .
If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold
at the end of the fiscal year for which this form is filed that are available for use by the issuer in future
fiscal years, then state that number here: _____0_____ .

7. Interest due.-- if this Form is being filed more than 90 days after the end of the issuers fiscal year (see Instruction D):

$0

8. Total of amount of the registration fee due plus any interest due [Line 5(viii) plus line 7].

$807,796.35

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository:
September 25, 2013

Method of Delivery:
[X] Wire Transfer
[   ] Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*

Julie A. Roach, Assistant Treasurer

Date: September 24, 2013

* Please print the name and title of the signing officer below the signature.